

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

<u>Via E-Mail</u>
Thomas J. Sullivan
President and Chief Executive Officer
Symmetry Medical Inc.
3724 North State Road 15
Warsaw, Indiana 46582

      Re: Symmetry Medical Inc.
              Form 10-K for Fiscal Year Ended December 29, 2012
              Filed March 8, 2013
              File No. 001-32374

Dear Mr. Sullivan:

     We have completed our review of your filing. In future filings, we encourage you to more fully explain the nature of the "operational issues" identified in your Form 10-Q filed November 7, 2013, and explain the extent of their ongoing impact. Also, please ensure that your future filings are clarified as you indicated in response 6 of your September 6, 2013 letter to us.

     We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Russell Mancuso

                          Russell Mancuso
                          Branch Chief

cc (via e-mail): David C. Milne, General Counsel
                  Symmetry Medical Inc.